

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Stephen Croskrey
Chief Executive Officer
Danimer Scientific, Inc.
140 Industrial Boulevard
Bainbridge, GA 39817

>   **Re: Danimer Scientific, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 13, 2024**
>   **File No. 333-279371**

Dear Stephen Croskrey:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Ansart at 202-551-4511 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Industrial Applications and
                           Services

cc: Robert L. Lawrence